United States securities and exchange commission logo





                          October 19, 2021

       Craig Shesky
       Chief Financial Officer
       TMC the metals Co Inc.
       595 Howe Street, 10th Floor
       Vancouver, British Columbia
       V6C 2T5

                                                        Re: TMC the metals Co
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 7,
2021
                                                            File No. 333-260126

       Dear Mr. Shesky:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Kevin
Dougherty at (202) 551-3271 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Energy & Transportation
       cc:                                              Jeffrey Schultz